Exhibit 1

For Immediate Release

Pointer Telocation Reports Record Results for Q3 2013

•	Record revenues of $ 24.4 million, growing 21% year over year

•	Non-GAAP net income of $ 1.9 million, an increase of 33% year-over-year

•	Closed Brazil transaction in Q4 2013

•	Annual revenues expected to exceed $ 100 million in 2014

Rosh HaAyin, Israel November 14th, 2013 Pointer Telocation Ltd. (Nasdaq CM: PNTR) - a leading developer, manufacturer and operator of Mobile Resource Management (MRM) and roadside assistance services for the automotive industry, today announced its financial results for the third quarter of 2013.

Financial Highlights

Revenues: Revenues for the third quarter of 2013 increased 21% to $ 24.4 million as compared to $ 20.2 million in the third quarter of 2012.

International activities for the third quarter of 2013 were 27% of revenues, at the same level as in the third quarter of 2012.

Pointer's revenues from services in the third quarter of 2013 increased 15% to $ 15.2 million (62% of revenues) compared to $ 13.1 million (65% of revenues), in the comparable period of 2012.

Revenues from products in the third quarter of 2013 increased 31% to $ 9.2 million (38% of revenues) compared to $ 7 million (35% of revenues) in the same period in 2012.

Gross Profit: In the third quarter of 2013, gross profit was $ 7.6 million (31.2 % of revenues) compared to $ 6.7 million (33 % of revenues) in the third quarter of 2012.

Operating Income: Operating income increased 25.1 % to $ 1.5 million in the third quarter of 2013 compared to $ 1.2 million in the third quarter of 2012.

Net Income: Net income from continuing operations attributable to Pointer's shareholders was $0.8 million or $ 0.14 per share in the third quarter of 2013 compared to $ 0.5 million, or $ 0.09 per share, in the third quarter of 2012.

Non GAAP Net Income: Pointer recorded non-GAAP net income of $ 1.9 million in the third quarter of 2013, an increase of 33% as compared to non-GAAP net income of $ 1.4 million in the third quarter of 2012.

Adjusted EBITDA: Pointer's adjusted EBITDA for the third quarter of 2013 was $ 2.6 million as compared to $ 2.5 million in the third quarter of 2012.

David Mahlab, Pointer's Chief Executive Officer, commented on the results:  "We are very pleased with our third quarter results, in which we presented record revenue and continued year-over-year growth across all financial metrics. Looking ahead, we are pursuing many exciting opportunities both in Israel and internationally. We are continuing to devote a great deal of effort to business development, pursuing new vertical markets and territories, while developing and launching new products in order to enable us to sustain our high end market position and to continue to improve our overall performance. Despite price competition and challenging economic conditions in parts of the territories where we are active, our results continue to improve.  In addition, in October 2013, we closed the transaction for the full consolidation of our Brazilian subsidiary. As a result, we expect that full year revenues in 2014 will exceed $100 million, a milestone which will mark yet another remarkable achievement in the development of our company."

Conference Call Information:

Pointer Telocation's management will host today, Thursday, November 14th, 2013 a conference call with the investment community to review and discuss the financial results, and will also be available to answer questions.

The conference call will commence at 9:30 AM EST, 16:30 PM Israel time.

To participate in the call, please dial in to one of the teleconferencing numbers below. Please begin placing your call at least 5 minutes before the time set for the commencement of the conference call.

From USA: +1-888-281-1167, From Israel: 03-918-0650

A replay will be available from November 18th, 2013 at the company website: www.pointer.com

Reconciliation between results on a GAAP and Non-GAAP basis.

Reconciliation between results on a GAAP and Non-GAAP basis is provided in a table immediately following the Condensed Interim Consolidated Statements of Cash Flows.

Pointer uses adjusted EBITDA and non-GAAP net income as a non-GAAP financial performance measurement.

We calculate adjusted EBITDA by adding back to net income, net loss from discontinued operations, financial expenses, taxes, depreciation, the effects of non-cash stock-based compensation expense, amortization and non-cash impairment of goodwill and intangible assets.

We calculate non-GAAP net income by adding back to net income, net loss from discontinued operations, the effects of non-cash stock based compensation expenses, amortization of intangibles related to acquisitions and non-cash tax expenses resulting from timing differences relating to the amortization of acquisition-related intangible assets and goodwill.

The purpose of such adjustments is to give an indication of our performance exclusive of non-GAAP charges that are considered by management to be outside of our core operating results.

Adjusted EBITDA and non-GAAP net income are provided to investors to complement results provided in accordance with GAAP, as management believes the measure helps illustrate underlying operating trends in the Company's business and uses the measure to establish internal budgets and goals, manage the business and evaluate performance. We believe that these non-GAAP measures help investors to understand our current and future operating cash flow and performance, especially as our acquisitions have resulted in amortization and non-cash items that have had a material impact on our GAAP profits. Adjusted EBITDA and non GAAP net income should not be considered in isolation or as a substitute for comparable measures calculated and should be read in conjunction with our consolidated financial statements prepared in accordance with GAAP. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies.

About Pointer Telocation:

Pointer Telocation is a leading provider of technology and services to the automotive and insurance industries, offering a set of services including Road Side Assistance, Stolen Vehicle Recovery and Fleet Management. Pointer has a growing list of customers and products installed in more than 45 countries. Cellocator, a Pointer Products Division, is a leading AVL (Automatic Vehicle Location) solutions provider for stolen vehicle retrieval, fleet management, car & driver safety, public safety, vehicle security and more. The Company's top management and the development center are located in the Afek Industrial Area of Rosh Ha'ayin, Israel.

For more information: http://www.pointer.com

Forward Looking Statements

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of the Company. The words "believe," "expect," "anticipate," "intend," "seems," "plan," "aim," "should" and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of the Company with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in the markets in which the Company operates and in general economic and business conditions, loss or gain of key customers and unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this press release. Various risks and uncertainties may affect the Company and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time. The Company does not assume any obligation to update these forward-looking statements.

Contact:

Zvi Fried, V.P. and Chief Financial Officer	Kenny Green/Ehud Helft, CCG Investor Relations
Tel.: +972-3-572 3111	Tel: +1 646 201 9246
E-mail: zvif@pointer.com	E-mail: pointer@ccgisrael.com

Chen Livne, Gelbart-Kahana Investor Relations Tel: 972-3-607 4717, +972-54-302 2983 E-mail: chen@gk-biz.com

POINTER TELOCATION

INTERIM CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	September 30,	December 31,
	2013	2012
	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$2,697	$3,685
Restricted cash	91	108
Trade receivables	19,732	16,215
Other accounts receivable and prepaid expenses	2,352	2,069
Inventories	5,124	3,982

Total current assets	29,996	26,059

LONG-TERM ASSETS:
Long-term accounts receivable	556	582
Severance pay fund	10,189	9,034
Property and equipment, net	11,233	10,364
Investment and long term loans to affiliate	1,003	814
Other intangible assets, net	1,665	2,242
Goodwill	49,665	47,190

Total long-term assets	74,311	70,226

Total assets	$104,307	$96,285

The accompanying notes are an integral part of the interim consolidated financial statements.

POINTER TELOCATION

INTERIM CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands (except share and per share data)

	September 30,	December 31,
	2013	2012
	Unaudited
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit and current maturities of long-term loans	$9,308	$11,129
Trade payables	13,986	11,248
Deferred revenues and customer advances	8,526	6,954
Other accounts payable and accrued expenses	7,484	7,251

Total current liabilities	39,304	36,582

LONG-TERM LIABILITIES:
Long-term loans from banks	7,531	9,339
Long-term loans from shareholders and others	1,083	925
Other long-term liabilities	5,021	3,765
Accrued severance pay	11,432	10,328

	25,067	24,357
COMMITMENTS AND CONTINGENT LIABILITIES

EQUITY:
Pointer Telocation Ltd's shareholders' equity:
Share capital -
Ordinary shares of NIS 3 par value -
Authorized: 8,000,000 shares at September 30, 2013 and December 31, 2012; Issued and outstanding: 5,561,558 shares at September 30, 2013 and 5,555,558 at December 31, 2012	3,876	3,871
Additional paid-in capital	120,776	120,290
Accumulated other comprehensive income	1,762	1,127
Accumulated deficit	(92,975)	(95,540)

Total Pointer Telocation Ltd's shareholders' equity	33,439	29,748

Non-controlling interest	6,497	5,598

Total equity	39,936	35,346

Total liabilities and shareholders' equity	$104,307	$96,285

The accompanying notes are an integral part of the interim consolidated financial statements.

POINTER TELOCATION

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except per share data)

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2013	2012	2013	2012	2012
	Unaudited
Revenues:
Products	$25,022	$22,525	$9,206	$7,009	$30,402
Services	44,756	40,421	15,192	13,162	54,430

Total revenues	69,778	62,946	24,398	20,171	84,832

Cost of revenues:
Products	14,799	13,406	5,602	4,126	17,988
Services	32,510	28,391	11,167	9,317	38,573
Amortization of intangible assets	-	181	-	60	181

Total cost of revenues	47,309	41,978	16,769	13,503	56,742

Gross profit	22,470	20,968	7,629	6,668	28,090

Operating expenses:
Research and development	2,296	2,036	826	647	2,716
Selling and marketing	7,524	6,583	2,629	2,138	9,067
General and administrative	7,165	6,986	2,512	2,177	9,232
Amortization of intangible assets	639	1,486	129	481	1,987

Total operating expenses	17,624	17,091	6,096	5,443	23,002

Operating income	4,846	3,877	1,533	1,225	5,088
Financial expenses, net	785	1,285	187	357	1,628
Other income (expenses), net	-	12	-	3	(5)

Income before taxes on income	4,061	2,580	1,339	865	3,455
Taxes on income (Note 6)	1,054	738	591	192	861

Income after taxes on income	3,007	1,842	748	673	2,594
Equity in gains of affiliate	340	106	158	25	38

Income from continuing operations	3,347	1,736	906	648	2,632
Loss from discontinued operations, net	-	995	-	296	995

Net income	3,347	741	906	352	$1,637

POINTER TELOCATION

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except per share data)

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2013	2012	2013	2012	2012
	Unaudited

Other comprehensive income (loss):
Currency translation adjustments of foreign operations	1,104	(960)	516	(35)	$299
Realized losses on derivatives designated as cash flow hedges	(24)	237	-	76	224
Unrealized losses on derivatives designated as cash flow hedges	-	(31)	-	(5)	14

Total comprehensive income (loss)	4,427	(13)	1,422	388	$2,174

Profit (loss) from continuing operations attributable to:
Equity holders of the parent	2,565	1,224	780	503	1,833
Non-controlling interests	782	512	126	145	799

	3,347	1,736	906	648	2,632

Loss from discontinued operations attributable to:
Equity holders of the parent	-	630	-	274	630
Non-controlling interests	-	365	-	22	365

	-	995	-	296	$995
Total comprehensive income (loss) attributable to:
Equity holders of the parent	3,200	(110)	1,119	229	1,493
Non-controlling interests	1,227	97	303	159	681

	4,427	(13)	1,224	388	$2,174

Earnings per share from continuing operations attributable to Pointer Telocation Ltd's shareholders:
Basic net earnings per share	$0.46	$0.24	0.14	$0.09	$0.35

Diluted net earnings per share	$0.46	$0.24	0.14	$0.09	$0.35

The accompanying notes are an integral part of the interim consolidated financial statements.

POINTER TELOCATION

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2013	2012	2013	2012	2012
	Unaudited
Cash flows from operating activities:

Net income	$3,347	$741	$906	$352	$1,637
Adjustments required to reconcile consolidated net income to net cash provided by operating activities:
Depreciation, amortization and impairment	2,768	4,270	855	1,211	5,546
Accrued interest and exchange rate	(37)	19	(18)	16	118

Changes of long-term loans to affiliate	-	34	-	6	-
Accrued severance pay, net	(114)	103	(47)	148	91
Gain from sale of property and equipment, net	(169)	(228)	(2)	(104)	(271)
Equity in losses (gains) of affiliate	(340)	106	(158)	25	(38)
Amortization of stock-based compensation	163	222	106	55	265
Decrease (increase) in restricted cash	17	10	7	4	15
Increase in trade receivables, net	(2,852)	(2,872)	(1,374)	(555)	(1,572)
Decrease (increase) in other accounts receivable and prepaid expenses	(363)	(460)	(107)	182	46
Decrease (increase) in inventories	(945)	467	(851)	(416)	732
Deferred income taxes, net	671	738	240	274	847
Decrease (increase) in long-term accounts receivable	12	269	(20)	36	234
Increase (decrease) in trade payables	1,531	386	1,959	(587)	965
Increase (decrease) in other accounts payable and accrued expenses	1,718	383	458	(558)	(274)

Net cash provided by operating activities	5,407	4,188	1,954	89	8,341

Cash flows from investing activities:
Purchase of property and equipment	(3,188)	(3,215)	(752)	(818)	(4,033)
Proceeds from sale of property and equipment	1,458	1,194	660	448	1,733
Investment and loans/Repayments in affiliate, net	101	(694)	35	23	(669)
Acquisition of subsidiary (a)	-	(251)	-	-	(251)
Purchase of business activity (b)	-	(3,125)	-	-	(3,125)

Net cash used in investing activities	(1,629)	(6,091)	(57)	(347)	(6,345)

Cash flows from financing activities:
Receipt of long-term loans from banks	3,710	9,324	29	1,687	11,670
Repayment of long-term loans from banks	(7,859)	(9,397)	(2,261)	(3,740)	(12,253)
Dividend paid to non-controlling interest	-	-	-	-	(1,215)
Proceeds from issuance of shares	-	1,945	-	1,803	1,945
Short-term bank credit, net	(387)	(39)	659	(302)	(345)

Net cash provided by (used in) financing activities	(4,536)	1,833	(1,573)	(552)	(198)

Effect of exchange rate changes on cash and cash equivalents	(230)	676	(32)	549	419

Increase (decrease) in cash and cash equivalents	(988)	606	292	(261)	2,217
Cash and cash equivalents at the beginning of the period	3,685	1,468	2,405	2,335	1,468

Cash and cash equivalents at the end of the period	$2,697	$2,074	2,697	$2,074	$3,685

POINTER TELOCATION

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

		Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
		2013	2012	2013	2012	2012
		Unaudited
(a)	Acquisition of subsidiary:

	Property and equipment	$-	$22	$-	$-	$22
	Technology	-	58	-	-	58
	Goodwill	-	304	-	-	304
	Non controlling Interest	-	(133)	-	-	(133)

		$-	$251	$-	$-	$251

(b)	Purchase of business activity:
	Working capital	$-	$27	$-	$-	$27
	Property and equipment	-	112	-	-	112
	Customer list	-	1,364	-	-	1,364
	Goodwill	-	1,669	-	-	1,669
	Accrued severance pay, net	-	(23)	-	-	(23)
	Employees accruals	-	(24)	-	-	(24)

		$-	$3,125	$-	$-	$3,125

	The accompanying notes are an integral part of the interim consolidated financial statements.

POINTER TELOCATION

ADDITIONAL INFORMATION
U.S. dollars in thousands

The following table reconciles the GAAP to non-GAAP operating results:

Non GAAP Net income

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2013	2012	2013	2012	2012
	Unaudited

GAAP Net income as reported	$3,347	$741	$906	$352	$1,637

Amortization and impairment of intangible assets	639	1,670	129	541	2,168
Loss from discontinued operations, net	-	995	-	296	995
Stock based compensation expenses	163	222	106	55	265
Non-cash tax expenses resulting from timing differences relating to the amortization of acquisition-related intangible assets and goodwill	1,350	619	787	200	819

Non-GAAP Net income	$5,499	$4,247	$1,928	$1,444	$5,884

Adjusted EBITDA

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2013	2012	2013	2012	2012
	Unaudited

GAAP Net income (loss) as reported:	$3,347	$741	$906	$352	$1,637

Loss from discontinued operations, net	-	995	-	296	995
Financial expenses, net	785	1,285	187	357	1,628
Tax on income	1,054	738	591	192	861
Stock based compensation expenses	163	222	106	55	265
Depreciation, amortization and impairment of goodwill and intangible assets	2,768	3,922	855	1,216	5,198

Non-GAAP Adjusted EBITDA	$8,117	$7,903	$2,645	$2,468	$10,584